EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
NUMERATOR:
Net income (loss) attributable to the Company – common shares	$(7,063)	$4,218	$(52,896)	$(61,152)
Less: Participating securities dividends	-	-	-	2,566
Net income (loss) attributable to the Company per common share – basic and diluted	$(7,063)	$4,218	$(52,896)	$(63,718)

DENOMINATOR:
Weighted average common shares outstanding – basic	358,653	357,665	358,502	357,507
Effect of dilutive securities:
Stock options and restricted stock (1)	-	1,346	-	-
Weighted average common shares outstanding – diluted	358,653	359,011	358,502	357,507

Net income (loss) attributable to the Company per common share:
Basic	$(0.02)	$0.01	$(0.15)	$(0.18)
Diluted	$(0.02)	$0.01	$(0.15)	$(0.18)

(1)     Equity awards of 8.9 million and 5.8 million were outstanding for the three months ended September 30, 2014 and 2013, respectively, and 8.9 million and 9.4 million were outstanding for the nine months ended September 30, 2014 and 2013, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.